SAILFISH ENERGY HOLDINGS CORPORATION

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-0410

March 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Sailfish Energy Holdings Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed March 15, 2018
File No. 333-222341

Dear Mr. Schwall:

Set forth below are the responses of Sailfish Energy Holdings Corporation (the “Company”) to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 27, 2018, with respect to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-222341) of the Company, as amended (the “Registration Statement”). Separately today, the Company has filed with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, we have set forth below the Staff’s comments as set forth in the March 27, 2018 letter, followed by the Company’s responses thereto (including page references to Amendment No. 3, where applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 161

1.	The explanation provided in pro forma adjustment (h) does not appear to correspond to the increase in interest expense presented on the face of the pro forma statement of operations. For example, the adjustment to interest expense is shown as an increase; however, the explanation in the note states “Reflects the reduction to interest expense associated with...” Please revise as necessary, or advise how the explanation provided is related to the pro forma adjustment. In addition, please separately quantify each component of the adjustment within the note so that a reader can determine how the net adjustment was calculated.

Response: The Company has revised pro forma adjustment (h) on pages 165 and 166 of Amendment No. 3 to correspond to the increase in interest expense presented on the face of the pro forma statement of operations. In addition, the Company has separately quantified each component of the adjustment within the note so that a reader can determine how the net adjustment was calculated.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 162

2.	In response to prior comment 10, you explain that forma adjustment (m) related to estimated transaction costs not yet reflected in the historical financial statements of Talos Energy and Stone Energy was derived based on a review of historical expenses already incurred by Talos Energy and Stone Energy, the expected schedule to close the transactions, and contracted or otherwise expected venders’ services and fees. Please tell us the amount identified as “expected venders services and fees,” and provide further explanation as to why you believe these amounts are factually supportable.

Response: The Company respectfully advises the Staff that the amount identified as “expected vendors services and fees” is $4.5 million of the total estimated transaction costs not yet reflected in the historical financial statements. For the “expected vendors services and fees,” the Company inquired of each vendor to determine (i) amounts incurred from January 1, 2018 to March 28, 2018 and (ii) an estimate of billings through the close of the Transactions. Based on the correspondence received from each vendor, the Company believes the adjustment is factually supportable.

Executive Compensation, page 255

Employment Agreements, page 256

3.	Please file the employment agreements for the individuals who will serve as the executive officers of New Talos.

Response: The Company has filed the employment agreements for the individuals who will serve as the executive officers of New Talos with Amendment No. 3.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact me at (337) 521-2020 or John T. Goodgame at (713) 220-8144.

Sincerely,

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer and President

cc:	Securities and Exchange Commission
Irene Barberena-Meissner
Loan Lauren P. Nguyen
Mark Wojciechowski
Jenifer Gallagher
John Hodgin

Stone Energy Corporation
Kenneth H. Beer
Lisa S. Jaubert

Akin Gump
John T. Goodgame
Rebecca L. Tyler

Vinson & Elkins
Stephen M. Gill
E. Ramey Layne